FRESH KILLS INC.

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITORS' REPORT

AS OF AND FOR THE PERIOD ENDED AUGUST 31, 2021

FRESH KILLS INC.

INDEX TO FINANCIAL STATEMENTS

dbb_mckennon_

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Management
Fresh Kills Inc.

Report on the Financial Statements
We have audited the accompanying financial statements of Fresh Kills, Inc. (the "Company"), a Delaware corporation, which comprise the balance sheet as of August 31, 2021, and the related statements of operation, stockholders' deficit, and cash flows for the period from August 12, 2021 ("Inception") to August 31, 2021, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fresh Kills Inc. as of August 31, 2020, and the results of its operations and its cash flows for the period from Inception to August 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company is newly formed and has not yet commenced planned principal operations nor generated revenues since Inception. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

dbbmckennon

Newport Beach, California
September 8, 2021

20321 SW Birch Street, Suite 200   Newport Beach, California 92660-1756   **P:** 949.200.3280   **F:** 949.200.3281   www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

FRESH KILLS INC.

BALANCE SHEET

		August 31, 2021
Assets:		
Current assets		
Cash and cash equivalents	$	450
Total current assets		450
Deferred offering costs		10,000
Total assets	$	10,450
Liabilities and Stockholders' Deficit:		
Current liabilities		
Accounts payable	$	10,401
Related party advances		113
Total current liabilities		10,514
Total liabilities		10,514
Commitments and contingencies (Note 3)		-
Stockholders' deficit:		
Preferred stock, $0.0001 par value, 5,000,000 authorized, zero issued and outstanding		-
Common stock, $0.0001 par value, 10,000,000 authorized, 3,375,000 issued and outstanding		338
Accumulated deficit		(402)
Total stockholders' deficit		(64)
Total liabilities and stockholders' deficit	$	10,450

See accompanying notes to these financial statements.

FRESH KILLS INC.
STATEMENT OF OPERATIONS

	For the Period Ended August 31, 2021
Revenues	$ -
Operating expenses:	
General and administrative	402
Total operating expenses	402
Net loss	$ (402)

See accompanying notes to these financial statements.

FRESH KILLS INC.
STATEMENT OF STOCKHOLDERS' DEFICIT

| | Preferred Stock | | Common Stock | | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Deficit	Deficit
Inception	-	$ -	-	$ -	$ -	$ -
Common stock issued to founders	-	-	3,375,000	338	-	338
Net loss	-	-	-	-	(402)	(402)
Balance, August 31, 2021	-	$ -	3,375,000	$ 338	$ (402)	$ (64)

See accompanying notes to these financial statements.

FRESH KILLS INC.

STATEMENT OF CASH FLOWS

	For the Period Ended August 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (402)
Changes in operating assets and liabilities:	
Accounts payable	10,401
Net cash provided by operating activities	9,999
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from sale of common stock	338
Related party advances	113
Deferred offering costs	(10,000)
Net cash used in financing activities	(9,549)
Increase in cash and cash equivalents	450
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ 450
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying notes to these financial statements.

1. NATURE OF OPERATIONS

Fresh Kills, Inc. (the "Company") was incorporated on August 12, 2021 ("Inception") under the laws of Delaware. The financial statements of Fresh Kills Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

The Company is in the business of producing the film, Fresh Kills. The film will be produced independently of a major motion picture studio. That is, it will be created and financed outside the major studios. However, we will seek leading distributors (including the distribution divisions of major studios) in the United States and abroad in order to obtain the widest possible distribution of the film and to maximize revenues.

Management Plans

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is newly formed and has not generated revenue from operations. The Company will require additional capital until revenue from operations are sufficient to cover operational costs. These matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through shareholder advances and debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to U.S. GAAP. The Company's fiscal year is December 31.

Use of Estimates

The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's accounts payable and related party advances approximate their fair values due to their short-term nature.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. The Company may face issues outside its control in the motion picture industry that may impact both the commercial success of the project and the public general interest including, but not limited to, the quality and acceptance of other competing films released into the marketplace at or near the same time, viewer tastes, general economic factors, talent availability, labor issues, COVID-19 restrictions, production limitations and overruns and other tangible and intangible factors. Viewer tastes, trends and preferences frequently change and are notoriously difficult to predict, all of which can change and cannot be predicted with certainty. These adverse conditions could affect the Company's financial condition and the results of its operations.

The entertainment industry in general and the motion picture industry in particular, are continuing to undergo significant changes, primarily due to technological developments and most recently the COVID outbreak. Although these developments have resulted in the availability of alternative and competing forms of leisure time entertainment, such technological developments have also resulted in the creation of additional revenue sources through licensing of rights to such new media, and potentially could lead to future reductions in the costs of producing and distributing motion pictures. Due to the rapid growth of technology, COVID outbreak, shifting consumer tastes, and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of feature-length motion pictures.

Concentrations of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 *Revenue from Contracts with Customers*. The Company will determine revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. No revenue has been generated to date.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. As of the date of these financial statements, no tax returns have been filed.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

3. **COMMITMENTS AND CONTINGENCIES**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

4. **STOCKHOLDERS' DEFICIT**

The Company is authorized to issue 10,000,000 shares of common stock with par value of $0.0001 and 5,000,000 shares of preferred stock with par value of $0.0001.

Upon inception, the Company issued 3,375,000 shares of par value common stock to founders for cash.

5. **RELATED PARTY TRANSACTIONS**

See Note 4 for shares issued to founders upon Inception.

Included in accounts payable in the accompanying balance sheet, $401 is to a related party who paid for operational expenses. Related parties also advanced the Company $113. Such advances bear no interest and are due on demand.

6. **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through September 8, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.